December 5, 2005

Angela Connell

Senior Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Ms. Connell:

This letter is written in response to your letter dated November 17, 2005 in which you requested information regarding National Mercantile Bancorp’s accounting for derivative instruments and hedging activities, specifically, the $15 million interest rate swaption (the “Swaption”) designated as a fair value hedge of $15 million of our junior subordinated deferrable interest debentures (the “Debentures”).

The detailed terms of the Debentures and Swaption follows:

	Debentures	Swaption
Maturity/expiration	July 25, 2031	July 25, 2031
Interest rate	10.25% fixed
Fixed rate payor		Salomon Smith Barney
Fixed rate		10.25%
Floating rate payor		National Mercantile Bancorp
Floating rate		6-month LIBOR + 458 bp
Payment dates	Each January 25 and July 25	Each January 25 and July 25
Floating rate reset date		Each January 25 and July 25
Interest rate caps/floors	None	None

Optional early termination	Redemption Price*:		Optional Early Termination Fee**:
	July 25, 2006	107.6875%	July 25, 2006	7.6875%
	July 25, 2007	106.1500%	July 25, 2007	6.1500%
	July 25, 2008	104.6125%	July 25, 2008	4.6125%
	July 25, 2009	103.0750%	July 25, 2009	3.0750%
	July 25, 2010	101.5375%	July 25, 2010	1.5375%
	July 25, 2011 and after	100%	July 25, 2011 and after	0%

*Redemption Price is the price set forth for any redemption that occurs within the 12-month period beginning in the date shown, expressed as a percentage of principal.

**Salomon holds an option of early termination with payment of the product of (i) Swap notional amount and (ii) Optional Early Termination Fee.

We structured the derivative (an interest rate swap with an early termination option) so that the terms of the Swaption would mirror the terms of the Debentures, including the early termination option at matching option premiums, in order to increase hedge effectiveness.  We want to clarify that the Swaption is an interest rate swap with an option for early termination by the counterparty on terms that mirror our early redemption option on our Debentures rather than an agreement that provides us an option to enter into an interest rate swap.

Regarding the assessment of hedge effectiveness, the prepayment option in the Debentures results in not all of the conditions required under paragraph 68 of SFAS 133 being present for the assumption of no ineffectiveness.   Accordingly, we determine the fair value of the Debentures and the Swaption.  There is no observable market for our Debentures; accordingly, the pricing model utilized for the Swaption is used to determine the fair value of our Debentures.  The terms of the Swaption, including the early termination option, exactly match without exception the terms of the Debentures, consequently, we are not making an assumption of no ineffectiveness but rather the Swap has de facto no hedge ineffectiveness.

Please contact me at 310-282-6703 if you require any additional information.

Sincerely,

David R. Brown

Executive Vice President

Chief Financial Officer